

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

John North
Chief Executive Officer
Lazydays Holdings, Inc.
4042 Park Oaks Blvd., Suite 350
Tampa, Florida 33610

> **Re: Lazydays Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2023**
> **File No. 333-274489**

Dear John North:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1.   We note your disclosure on page 32 that "a U.S. Holder's receipt of Rights pursuant to the Rights Offering should not be treated as a taxable distribution with respect to such holder's Series A Preferred Stock or Warrants, as applicable, for U.S. federal income tax purposes." Please revise to include a tax opinion as Exhibit 8.1, as it appears the transaction would be tax-free to Series A Preferred Stock and Warrant holders, and, therefore, material to investors. Refer to Section III.A.2. of Staff Legal Bulletin No. 19. Alternatively, tell us why you believe an opinion is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services